Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF CHIEF EXECUTIVE OFFICER
AND EXECUTIVE DIRECTOR

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) dated 15 July 2011 in relation to the “Appointment of Chairman, Redesignation of Director and Independent Non-executive Director, Resignation of Chief Executive Officer, appointment of Acting Chief Executive Officer and Authorised Representative, Clarification Announcement, Resumption of Trading of the Company”.

The Company is pleased to announce that with effect from 5 August, 2011, Dr. Tzu-Yin Chiu was appointed as the Chief Executive Officer and an Executive Director of the Company.

This announcement is made pursuant to Rule 13.09 and Rule 13.51(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited.

Dr. Tzu-Yin Chiu (“Dr. Chiu”), aged 55, has been with the semiconductor industry for over 27 years. He earned his bachelor’s degree in Electrical and System’s Engineering at Rensselaer Polytechnic Institute in New York and his M.A. and Ph.D. degrees in Electrical Engineering and Computer Science at the University of California at Berkeley. He received his EMBA degree from Columbia University in New York. Dr. Chiu holds ten semiconductor technology patents, and has published over thirty technical articles.

Dr. Chiu’s experience covers technology research, business development, operation and corporate management. He started his career as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey in the United States and was later became the Department Head of its High Speed Electronics Research Department. He then joined Taiwan Semiconductor Manufacturing Corporation and was Senior Director of Fab Operations. Subsequently, Dr. Chiu joined SMIC and became Senior Vice President of Operations from 2001 to 2005. He was the Senior Vice President and Chief Operating Officer of Hua Hong International Management Shanghai Co., Ltd. and President of Hua Hong Semiconductor International Shanghai Co., Ltd.. From 2007 to 2009, he was the President and Chief Operating Officer of Silterra Malaysia Sdn. Bhd.. Dr. Chiu then joined Shanghai Hua Hong NEC Electronics Company Limited in 2009 and was the President and Chief Executive Officer from 2009 to 2011. He also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation, an investment of Shanghai Hua Hong NEC Electronics Company Limited and Shanghai Hua Hong (Group) Co., Ltd., from 2010 to 2011.

From 2005 to 2009, Dr. Chiu was an Independent Director of Actions Semiconductor Co., Ltd. (NASDAQ: ACTS).

Dr. Chiu will hold office as a Class I Executive Director of the Company until the next following general meeting of the Company at which he shall be eligible for re-election. If re-elected, Dr. Chiu will hold office until the 2014 annual general meeting of the Company.

Save for the fact that Dr. Chiu was a Senior Vice President of Operations of the Company from 2001 to 2005, Dr. Chiu is not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company. He has interest in 4,006,666 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information relating to Dr. Chiu that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

The Company will make further announcement(s) containing further information in relation to the above in accordance with the requirements of the Listing Rules in due course.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors, Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Zhang Wenyi

Chairman, Executive Director

Shanghai, 5 August, 2011